

RETAIL INVESTOR PRESENTATION

Legal Disclaimer

An investment in Andrew Arroyo Real Estate Inc., a Delaware corporation ("AARE"), involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of AARE and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. AARE is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturn, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than developed companies. You should consider general risks as well as specific risks when deciding to invest. An investment in any of the real estate funds or syndications managed by AARE Investment Management, LLC, a Delaware LLC, and/or Andrew Arroyo Investments, LLC, a Registered Investment Advisor, and/or Andrew Arroyo Real Estate, Inc., a Delaware corporation, (collectively, "AARE") involves risk. Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. When offering Regulation D offerings, the offer and issuance of the Securities to the Subscriber is being made pursuant to the exemption from the registration provisions of the 1933 Act afforded by Section 4(2) or Section 4(6) of the 1933 Act and/or Rule 506 of Regulation D promulgated thereunder. When offering Regulation A offerings, AARE is "testing the waters" under the Securities Act of 1933, to gauge market demand from potential investors for an Offering under Tier II of Regulation A. This process allows companies to determine whether there may be interest in an eventual offering of its securities. AARE is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. "Share" or "Stock" refers to common stock of AARE. This communication does not constitute a solicitation to purchase or an offer to sell securities. The information herein may contain forward-looking statements and information relating to, among other things, AARE's business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to AARE's management. The words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. AARE does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Why now is the right time to invest with AARE

Market Opportunity

- Commercial properties are "on-sale".

- Commercial buildings are selling at a 20-40% discount from peak prices (in 2022).

- ~$4.7 trillion* debt wave. 42% of all commercial property loans will mature in 2024-2026.

- Due to higher interest rates, many commercial owners are not able to refinance.

- Numerous case studies of both small and large portfolio managers are selling at a discount.

- ~$40 trillion* global market opportunity: AARE is primed to capture market share.

* Source: costar.com and epra.com



Retail Investor Opportunity

Unique Position

- First time retail/crowdfunding ever offered.

- De-risked entry position: stable operating history, collateral assets, and recurring revenue. Set to produce positive EBITDA and dividends soon.

- No significant ongoing burn rate.

- Annual recurring revenue ($7+million ARR).

- Due to Founder owning over 80% of shares, dilution to new and existing shareholders minimized.

- Attractive lifetime value (LTV) / customer acquisition cost (CAC)ratio multiple.



Retail Investor Opportunity

Unique Position (Continued)

- Strong market position. Leader in the movement.

- Steady growth rate. Reliable revenue streams.

- Demonstrated management expertise. Efficient operations. Strong team in place with structure.

- Proven product-market fit. Solid plan for scaling.

- Favorable ground floor valuation and position in the capital stack.

- Several formational public company expenses already incurred. Many foundational IPO and REIT readiness milestones already achieved.

- Efficient use of capital.





Current & Future Valuation + Growth Forecast

Current & future valuation

Valuation & Opportunity For Potential Future Valuation Increase







AARE Value:

$39 million valuation (pre)

~ 11 million shares outstanding

$3.50 share price

$108.5 million valuation (post)*

~ 31 shares outstanding

*Based on maximum raise of $4,999,999 from our Reg CF offering and $72,082,500 from our forthcoming Reg A offering.

3x-100x increase:

$300 million - $35 billion valuation

Public brokerage stocks to analyze:

Residential: COMP, EXPI, HOUS, RMAX, RDFN

Commercial: JLL, CBRE, NMRK, CIGI, CWK, MMI

100x increase:

$40 - 120 billion valuation

Public REIT stocks to analyze:

PLD, AMT, EQIX, CCI, PSA, SPG, O

Growth forecast

Services & Investment Revenue - 5 Year Forecast

Services & Investment Divisions Growth Forecast

With the funding of our REIT financing and the completed expansion into 25 additional states, we anticipate more hyper growth. Our target is to exceed our historical growth rates in the current decade between 2025-2035.

The figures in this slide assume:

1. The maximum raise of our current Reg CF of $4,999,999 and the maximum raise of our forthcoming Regulation A offering of $72,082,500.

2. Cash flow returns based on the raised capital invested into income producing properties at a 5% cap rate.

3. A growth rate of 20% year over year for 5 years in our services division.

* These projections are not a guarantee of results. See our offering circular and the risk factors section for details.



The momentum

Road to IPO Milestones

- Raised $3 million strictly by word of mouth.

- 250+ common shareholder base which qualifies company to become an investment trust (REIT).

- Delaware corporate structure in place with REIT and IPO readiness. PCAOB audits complete.

- Strategic partnerships with national operators .

- Revenue positive, already operating in 25 states.

- IPO & REIT readiness includes legal, tax, audit, equity comp, transfer agent, SEC filings and compliance providers in place ready to go.



Who's already on-board and who's coming on-board?

Service Providers | Meet our best in class partner providers

TAX (REIT)



Ernst Young,
REIT Tax & Compliance

AUDITOR



RJI International,
PCAOB Auditors

EQUITY COMP



Equity Compensation,
Executive Services

LEGAL (REIT)



REIT Expert Counsel

TAX (CORP)



CohnReznick,
Corp Tax & Compliance

BROKER DEALER



Broker Dealer Services

TRANSFER AGENT



Shareholder Services

LEGAL (SEC FILINGS)



Law Office of Craig V. Butler

*Certain providers listed above are already in place and certain providers have been identified as the provider of choice and will begin their services once our current round of financing is complete.



Competitive Advantages

Corporate Structure

Simple Entity Structure



Operating Partnership

Set up as a Delaware Limited Partnership.





Investment Operations

Our investment operations will be formed as a Maryland C-Corp set up to be qualified as a real estate investment trust (REIT) with our existing 250+ shareholder base.

Service Operations

Our service operations are formed as a Delaware C-Corp set up to be a taxable subsidiary (TRS), a wholly owned subsidiary of the real estate investment trust (REIT).

Company Overview

Who: AARE is a diversified real estate investment and services company forming a real estate investment trust (REIT).

What: Our services include residential, commercial, investments, property management, lending, syndication, and businesses.

When: Founded in 2004, AARE has a 20+ year track record and history of delivering positive results for investors and clients.

Where: We are licensed and established in 25 states across America. We are ready to grow into international markets.

Why: Our members, clients and investors are attracted to our unique faith driven Generous Capitalism® business model.

How: With this round of financing we will scale across the nation deploying our proven business model.

What's our edge?

Competitive Advantages

Advantage #1:   **Proven Track Record: High Performance**

Advantage #2:   **Experienced Investment & Service Operators**

Advantage #3:   **Diversified Services & Revenue Sources**

Advantage #4:   **Generosity Based Business Model**

Advantage #5:   **High Growth Potential: Global Reach**

Advantage #6:   **Tax Efficiency: Multiple Tax Benefits**

Advantage #7:   **Intellectual Property**

Competitive Advantage #1

Proven Track Record: High Performance Results
Investment Operators Historical Performance KPI

LP Average IRR Return %

Our operators have been deeply vetted and provide the best-of-the-best return and impact profiles nationwide.

· ·

Multiple of Invested Capital

The average MOIC per deal in the past 20 years of our top operators was more than 2x the original capital invested (after fees, net returns).

· ·

National Partner Operators

Our partner operator network provides maximum geographic and asset type diversification providing risk management.



>20%
LP AVERAGE IRR

Avg.Track Record = 20+ Years
___

100,000+ Owned Units
___

Avg. Deal Size = $40 million



>2x
Multiple of Invested Capital

Total Network AUM = $5B+
___

Top Operators = $1B+ AUM
___

Average AUM Per Operator = $200M



>25
National Partner Operators

Total National Network = 25+
___

Nationwide coverage
___

Sunbelt and midwest focus

*Past performance is not indicative of future results.

Competitive Advantage #1

Proven Track Record: High Performance Results Service Operations Historical Performance KPI

Sales Volume Increase

We have total lifetime sales volume of $2.75 billion with $1.5+ billion coming in over the last five years alone.

Revenue Growth Increase

We have cumulative lifetime revenue over $70 million with $40+ million coming in over the last 5 years alone.

Member Count Growth

We have grown our member count nationwide to approximately 300 members.

2.75B
Lifetime Sales Volume

Last 5 Year Sales = $1.5+ Billion

5,000+ Properties Sold

Scaling across US

70M
Cumulative Lifetime Revenue

Last 5 Years = $40+ Million

Gave $1,000,000+ to charity

Diversified services

300
Member Count Growth

National Member Count = 300

Shareholder Base = 250+

25 states and growing

*Past performance is not indicative of future results.

Competitive Advantage #2

Experienced Service Operations: Executive Spotlight



GROWTH

ANDREW ARROYO

Andrew has over 25 years of real estate experience. He has led AARE to over $2.75 billion in lifetime real estate transactions and pioneered its mission-driven business model called Generous Capitalism®. He founded AARE 20 years ago.



FINANCE

CLARK ANCTIL

Clark has more than 12 years of finance experience and has worked with AARE for 5 years. He oversees capital planning, financial modeling, and investor reporting.



INVESTMENTS

NICK BONNER

Nick has more than 20 years experience as an investor, asset manager, and broker. He has completed 1,000+ transactions, leased 4.5M square feet in space, and completed nearly $900M in volume. He leads the investment team at AARE.



ADMINISTRATION

TIFFANY MOHLER

Tiffany brings 13 years of real estate operations experience and has been with AARE for 8 years. She oversees the compliance, internal systems, and HR for the expanding national team.

Competitive Advantage #2

Experienced Investment Operators: Advisor Spotlight

David Snyder



David's expertise comes from more than 41 years of commercial real estate investment experience through his founding company, Continental Realty Group. Headquartered in Littleton, Colorado, Continental Realty Group is founded and operated on biblical principles that involve an active participation in the social and spiritual development of its fund investors, partners, residential clients, and corporate staff. Conducting more than $4B in multifamily real estate investments, David has governed all phases of real estate investment for pension funds, insurance, family office partners, private equity partners and CRG sponsored funds. Continental Realty Group's economics research system is renowned for their comprehensive predictive analytical processes in the multifamily industry.

Chuck Welden, III



Chuck holds a B.S. from the University of Alabama in Commerce and Business Administration, a J.D. from George Washington University School of Law, and LL.M in Taxation from New York University School of Law. After practicing law at the Birmingham law firm of Burr & Forman, Chuck joined WeldenField, a Birmingham-based family real estate company. He focuses on alternative investments and real estate opportunities that include both acquisition and development in multifamily, single family, hotel, active adult, and land. He currently serves on the Board of the Alabama Wildlife Federation and the National Christian Foundation of Alabama.

Competitive Advantage #3

Diversified Services & Revenue Sources

SERVICES INCLUDE:

Real Estate Investment Trust (REIT)

Management of real estate investments and partner interests in real estate holdings nationwide.

Commercial Real Estate

Representing investors in purchases and sales of multifamily apartment buildings, retail, office, medical, industrial, and other commercial properties.

Residential Real Estate

Representing homeowners in purchases and sales of single family homes, condominiums, townhomes, manufactured homes and land.

USA and global real estate market stats (total addressable commercial assets):

USA = $26.8 trillion* total market
Global= $39.8 trillion* total market

*Source: clarionpartners.com and epra.com



Property Financing

Originating loans for residential and commercial clients. This includes conventional loans, FHA, VA and a variety of other loan products.

Property Management

Residential and commercial property management services for individuals, families, funds, trusts, and a variety of public/private equity groups.

Business Opportunities

Representing business owners in the purchase and sale of business opportunities.

Syndications

Management of private equity syndications and separately managed accounts to help clients build wealth through real estate holdings.

*Our niche is our hybrid business model that participates in residential and commercial real estate, lending, property management, business opportunities, and syndications.

Competitive Advantage #4

Generous Capitalism® - A New Business Model

Our Members "Live to Give" NOT "Give to Get"



Gross Income

Donate 10-20%

Net Income

Top Line Revenue

Cost of Goods & Expenses

Giving Per Share G.P.S.

Earnings Per Share E.P.S.

*Our company policy is to give up to 20% of our net income to charity. Net income is defined as top line revenue-Cost of goods sold-Expenses=Net income.

Competitive Advantage #5

Nationwide Reach & Global Expansion Scalability



COMPANY'S CURRENT OPERATIONS

FUTURE OPERATIONS IN THE USA

National Operations: 25 States
Global Opportunity: 50+ Countries

AARE was founded by Andrew Michael Arroyo. Arroyo started his career as a real estate appraiser's assistant in 1996. By 1999, Arroyo held a real estate sales license and a real estate appraisal license and started making the transition from appraisals to sales. In 2004, AARE was launched. Now, we have hundreds of members (agents, lenders, brokers, managers, and staff) to help us keep everything running smoothly. We have successfully grown into 25 states and recently developed a scalable business model that allows for growth in all 50 states as well as worldwide.

Competitive Advantage #6

Tax Efficiency & Multiple Tax Benefits

BENEFITS INCLUDE:



No Corporate Income Tax (C-Corp REIT)

C-corps IRS qualified to be taxed as a REIT pay no corporate income tax. Dividend payouts are required.

Deferred Cap Gains (1031)

When exchanging like-kind property capital gains can be deferred on both the federal and state tax level.

721 Exchange (aka UpREIT)

An investor can contribute property into our REIT in exchange for shares in a 721 exchange which allows for similar tax treatment as a 1031 exchange.

Taxable REIT Subsidiaries (TRS)

The ability to break out our taxable service subsidiaries that would compromise the REIT status with the IRS but still have them contribute toward valuation and dividends.

One 1099-DIV (not a pile of K-1's)

Rather than collecting multiple K-1s from each syndication or fund, investors have the benefit of receiving one annual 1099-DIV.

Depreciation of Assets

We lower the taxable income through real property depreciation. Accelerated depreciation techniques include DDB, SYD, Section 179, and cost segregation.

Estate Transfer Friendly

For shareholders who exchange properties into the REIT via 721 exchange this provides a share based structure to fairly divide interests among beneficiaries.

401(k), IRA, DAF, ERISA, UBIT Friendly

We allow tax deferred accounts to invest with us (certain investment minimums). We also manage private equity syndications and separately managed accounts to help clients build wealth through real estate holdings.

*Our hybrid business model combines owning real estate investments with providing real estate services which results in maximizing tax benefits available per the IRS tax code.

Competitive Advantage #7

IP - Education, Media, Tech & Future Potential Patents



1 **Education, Media, Tech**

We have created a media library, education tools and developed three broadcast ready programs, all real estate related shows that focus on real estate and financial news.

2 **Trademarks**

We own several trademarks and service marks including AARE®, Real Cash Flow®, Top Dollar TV®, Real Estate Insight®, Generous Capitalism®, and 7 Steps to a Paycheck®.

3 **Future Potential Patents**

We continue to research and develop technology systems in house related to real estate and finance with a goal to produce proprietary systems and products we can patent.

Additional Benefits - Beyond Our Competitive Advantages

Benefit #1:   **Our Culture & What We Stand For**

Benefit #2:   **Legitimate Community Impact**

Benefit #3:   **Privileged Access to Institutional Grade Investments**

Benefit #4:   **Pure Play - Passive Real Estate Income**

Benefit #5:   **Regular Cash Flow & Dividends**

Benefit #6:   **Diversification & Risk Mitigation**

Benefit #7:   **Inflation Resistant**

About our company

Values Aligned Culture

MISSION DRIVEN

Our mission is to pioneer Generous Capitalism®. Our vision is *to bear fruit* which is a biblical principle that means to *yield positive results* for our clients, members, investors and God.

CLEAR VALUES

Our values include faith, relationships, accountability, integrity, truth, honesty, trust, standards of excellence, communication, work-life balance, morals, ethics, loyalty, gratefulness, success and rewards.

REAL SUCCESS

Real financial success comes by mastering your behavior and skills. We believe you can experience successful financial outcomes by combining your God given talents with righteous actions.

FAITH
RELATIONSHIPS
ACCOUNTABILITY
INTEGRITY
TRUTH
HONESTY
TRUST
STANDARDS OF EXCELLENCE
COMMUNICATION
WORKLIFE
BALANCE
MORALS
ETHICS
LOYALTY
GRATEFULNESS
SUCCESS



End of Presentation

Conclusion | Invest Today

Thank you for your support and consideration.

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